July 25, 2019

Dr. JJ UNG GYU Kim
Chief Executive Officer
EMARINE GLOBAL INC.
4th Floor, 15-14, Samsan-ro 308beon-gil
Nam-gu, Ulsan, 44715 South Korea

       Re: EMARINE GLOBAL INC.
           Registration Statement on Form S-1
           Filed July 16, 2019
           File No. 333-232671

Dear Dr. Kim:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doug Jones at 202-551-3309 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Transportation and Leisure
cc:    Darrin Ocasio